UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA hereby reports that on 30th June 2013 has taken place the mandatory total conversion of the Subordinated Mandatory Convertible Bonds – December 2011 outstanding issued by BBVA (the “Convertible Bonds”).

Consequently, 192,083,232 new ordinary BBVA shares have been issued, each with a nominal value of forty-nine euro-cents (€0.49), in order to attend the mandatory total conversion of the Convertible Bonds. The listing of the new shares on the Madrid, Bilbao, Barcelona and Valencia securities exchanges over the SIBE exchange interconnection system is scheduled for 4th July 2013, such that their ordinary trading would start on 5th July 2013. Listing will be requested on the other non-Spanish securities exchanges where BBVA stock is traded.

Madrid, 3rd July 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 3, 2013	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital & Funding Managing Director